September 11, 2009

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

100 F. Street, NE

Washington, D.C. 20549

Re:	Toreador Resources Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 14, 2009, as amended April 16, 2009
Definitive Proxy
Filed April 24, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Filed May 11, 2009
Form 10-Q for Fiscal Quarter Ended June 30, 2009
Filed August 7, 2009
File No. 1-34216

Dear Mr. Schwall:

On behalf of Toreador Resources Corporation (the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission received by letter dated August 28, 2009 (the “Comment Letter”) relating to the above-referenced filings.  We are working expeditiously to respond to the Comment Letter, and we currently anticipate submitting a response to the Comment Letter on or before September 25, 2009.  For information, future correspondence can be sent to our Dallas office at 13760 Noel Road, Suite #1100, Dallas, TX 75240, fax: (214) 559-3945.  Please do not hesitate to contact me at (214) 559-3933 with any questions or concerns you may have regarding the timetable described above.

Very truly yours,

Charles Campise

cc:	John Lucas
James Murphy
Laura Nicholson